UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission file number: 001-41789

noco-noco Inc.

3 Temasek Avenue

Centennial Tower, Level 18

Singapore 039190

(Address of Principal Executive Offices, including Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Change of Directors

Resignation of Mr. Noriyoshi Suzuki as an Independent Director

On January 23, 2025, Mr. Noriyoshi Suzuki notified noco-noco Inc. (the “Company”) of his resignation as an independent director of the Company, effective from January 24, 2025. Mr. Noriyoshi Suzuki has advised that his resignation was due to personal reasons and was not the result of any disagreements with the Company relating to the Company’s operations, policies or practices.

Reestablishment of Sub-Committees of the Board of Directors

As a result of resignations of Mr. Noriyoshi Suzuki as an independent director, the Company will adjust the Sub-Committees of the Board of Directors as follows:

Audit Committee
Chairperson	Minoru Tanaka
Member	Jean-François Raymond Roger Minier

Nomination and Corporate Governance Committee (No Change)
Chairperson	Jean-François Raymond Roger Minier
Member	Minoru Tanaka
Member	Masataka Matsumura

Compensation Committee
Chairperson	Jean-François Raymond Roger Minier
Member	Masataka Matsumura

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

noco-noco Inc.

	By:	/s/ Masataka Matsumura
	Name:	Masataka Matsumura
	Title:	Director and CEO

Date: January 24, 2025